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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

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               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                COMBICHEM, INC.
                           (Name of Subject Company)

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                                COMBICHEM, INC.
                      (Name of Person(s) Filing Statement)

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                         Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                  20009P 10 3
                     (CUSIP Number of Class of Securities)

                             Dr. Vicente Anido, Jr.
                     President and Chief Executive Officer
                                CombiChem, Inc.
                              9050 Camino Santa Fe
                          San Diego, California 92121
                                 (858) 530-0484
(Name, Address, and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of Person(s) Filing Statement)

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                                   Copies To:

                             Faye H. Russell, Esq.
                               Carey J. Fox, Esq.
                        Brobeck, Phleger & Harrison, LLP
                         550 West C Street, Suite 1300
                          San Diego, California 92101
                                 (619) 234-1966

                             Justin P. Klein, Esq.
                     Ballard Spahr Andrews & Ingersoll LLP
                               1735 Market Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 864-8606

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  This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") relates to the tender offer of DPC Newco, Inc., a Delaware corporation ("Offeror") and wholly owned subsidiary of DuPont Pharma, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated October 12, 1999, as amended on October 22, 1999, to purchase all of the outstanding shares (the "Shares") of Common Stock, $.001 par value (the "Common Stock"), of CombiChem, Inc., a Delaware corporation (the "Company"), at a price of $6.75 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together shall constitute the "Offer"). The purpose of this Amendment No. 2 is to amend and supplement Items 5, 8 and 9 of the Schedule 14D-9 as described below. Defined terms used herein and not previously defined have the meanings given them in the Schedule 14D-9 previously filed.

Item 5. Persons Retained, Employed or to be Compensated

  Item 5 is hereby amended and supplemented as set forth below. The text of
Item 5 as previously filed on October 12, 1999 is incorporated herein by reference.

  Since January 1996, DLJ has acted as co-manager of a public offering for DuPont Photomasks, Inc. in March 1999 for which DLJ received customary compensation. DuPont Photomasks, Inc. is majority owned by Parent. In addition, as of September 30, 1999, Sprout Capital VII, L.P. and affiliated entities beneficially owned approximately 11.3% of the Company's outstanding Common Stock, or 1,501,729 outstanding shares and 25,000 shares issuable upon exercise of options exercisable within sixty (60) days of September 30, 1999. The average daily trading volume of the Shares on the Nasdaq National Market for the period from January 1, 1999 through October 22, 1999 was approximately 47,000 shares. DLJ Capital Corporation is the managing general partner of Sprout Capital VII, L.P. Philippe O. Chambon, M.D., Ph.D., a member of the Company's Board of Directors, is a general partner of Sprout Capital VII, L.P. and Divisional Vice President of DLJ Capital Corporation. Each of DLJ Capital Corporation and DLJ are wholly owned subsidiaries of Donaldson, Lufkin & Jenrette, Inc.

Item 8. Additional Information to be Furnished

  Item 8 is hereby amended and supplemented as set forth below. The text of
Item 8 as previously filed on October 12, 1999 is incorporated herein by reference.

  The Company announced on October 26, 1999, in a press release which is attached hereto as Exhibit 11, financial results for the quarter ended September 30, 1999. During the quarter, the Company reported revenues of $2,634,000, down from $3,892,000 for the same period in 1998. The Company reported a net loss for the quarter of $4,067,000, or $0.31 per share, compared to a net loss of $643,000, or $0.05 per share, in 1998.

  For the nine months ended September 30, 1999, the Company reported revenues of $8,771,000, down from $10,896,000 for the same period in 1998. For the nine months ended September 30, 1999, the Company reported a net loss of $10,742,000, or $0.82 per share, compared to a net loss of $2,375,000, or $0.30 per share, in 1998. Based on these financial results and other events disclosed through October 26, 1999, the Company expects to report comparable losses in the relevant periods through 1999.

  The Company also announced on October 26, 1999, in the same press release, that following its October 5, 1999 announcement that the Company had entered into the Merger Agreement with Parent and Offeror, the Company received notification from Elan Pharmaceuticals, successor to Athena Neurosciences, Inc., that Elan Pharmaceuticals intends to terminate its collaborative agreement with the Company effective December 31, 1999.

Item 9. Material to be Filed as Exhibits

  Item 9 is hereby amended and restated as follows:

                                       1
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
  Exhibit                               Description
  -------                               -----------
 Exhibit 1  Offer to Purchase dated October 12, 1999 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 of E.I. du Pont de Nemours
            and Company, DuPont Pharma, Inc. and DPC Newco, Inc. filed with the
            Securities and Exchange Commission on October 12, 1999 (the
            "Schedule 14D-1")).** (1)
 Exhibit 2  Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
            of the Schedule 14D-1).** (1)
 Exhibit 3  Joint Press Release issued by the Company and the Parent, dated
            October 5, 1999.(1)
 Exhibit 4  Opinion Letter of Donaldson Lufkin & Jenrette Securities
            Corporation dated October 4, 1999.* (1)
 Exhibit 5  Mutual Non-Disclosure Agreement dated March 10, 1999 between the
            Company and DuPont Pharmaceuticals Company. (1)
 Exhibit 6  Agreement and Plan of Merger, dated as of October 5, 1999 between the Company, the Parent and Offeror (incorporated by reference to
            Exhibit (c)(1) of the Schedule 14D-1). (1)
 Exhibit 7  Stock Option Agreement dated as of October 5, 1999 among the
            Parent, Offeror and the Company (incorporated by reference to
            Exhibit (c)(3) of the Schedule 14D-1). (1)
 Exhibit 8  Shareholders Agreement dated as of October 5, 1999 between the
            Parent, Offeror and certain stockholders of the Company
            (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-
            1). (1)
 Exhibit 9  Letter to Stockholders of the Company dated October 12, 1999.* (1)
 Exhibit 10 Complaint--Alfred Ivers on behalf of himself and all others similarly situated v. CombiChem, Inc., Phillipe O. Chambon, William
            Scott, Vicente Anido, Jr., Arthur Reidel, Peter L. Myers, Michael
            J. Pazzani, E.I. du Pont de Nemours and Company, DPC Newco, Inc.,
            Donaldson Lufkin & Jenrette Securities Corporation and Does 1-25,
            inclusive, Case No. GIC 737125 (Superior Court, San Diego, CA,
            filed October 15, 1999). (1)
 Exhibit 11 Press Release issued by the Company, dated October 26, 1999.* (2)
 Exhibit 12 Letter to Stockholders of the Company dated October 29, 1999.* (2)

--------
 * Included in copies of Schedule 14D-9 mailed to stockholders of the Company. ** Included in the Offer to Purchase materials mailed to stockholders of the
   Company.
(1) Previously filed.
(2) Filed herewith.

                                       2
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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 29, 1999            COMBICHEM, INC.

                                   /s/ Dr. Vicente Anido, Jr.
                                   ---------------------------
                                   Dr. Vicente Anido, Jr.
                                   President & Chief Executive Officer

                                       4
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                                 EXHIBIT INDEX

  Exhibit                               Description
  -------                               -----------
 Exhibit 1  Offer to Purchase dated October 12, 1999 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1 of E.I. du Pont de Nemours
            and Company, Dupont Pharma, Inc. and DPC Newco, Inc. filed with the
            Securities and Exchange Commission on October 12, 1999 (the
            "Schedule 14D-1")).** (1)

 Exhibit 2  Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
            of the Schedule 14D-1).** (1)

 Exhibit 3  Joint Press Release issued by the Company and the Parent, dated
            October 5, 1999. (1)

 Exhibit 4  Opinion Letter of Donaldson Lufkin & Jenrette Securities
            Corporation dated October 4, 1999.* (1)

 Exhibit 5  Mutual Non-Disclosure Agreement dated March 10, 1999 between the
            Company and DuPont Pharmaceuticals Company. (1)

 Exhibit 6 Agreement and Plan of Merger, dated as of October 5, 1999 between the Company, the Parent and Offeror (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1). (1)

 Exhibit 7  Stock Option Agreement dated as of October 5, 1999 among the
            Parent, Offeror and the Company (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1). (1)

 Exhibit 8  Shareholders Agreement dated as of October 5, 1999 between the
            Parent, Offeror and certain stockholders of the Company
            (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-
            1). (1)

 Exhibit 9  Letter to Stockholders of the Company dated October 12, 1999.* (1)

 Exhibit 10 Complaint--Alfred Ivers on behalf of himself and all others similarly situated v. CombiChem, Inc., Phillipe O. Chambon, William
            Scott, Vicente Anido, Jr., Arthur Reidel, Peter L. Myers, Michael
            J. Pazzani, E.I. du Pont de Nemours and Company, DPC Newco, Inc.,
            Donaldson Lufkin & Jenrette Securities Corporation and Does 1-25, inclusive, Case No. GIC 737125 (Superior Court, San Diego, CA, filed October 15, 1999). (1)

 Exhibit 11 Press Release issued by the Company, dated October 26, 1999.* (2)

 Exhibit 12 Letter to Stockholders of the Company dated October 29, 1999.*(2)

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 * Included in copies of Schedule 14D-9 mailed to stockholders of the Company.
** Included in the Offer to Purchase materials mailed to stockholders of the
   Company.
(1) Previously filed
(2) Filed herewith